Exhibit 99.1

National Energy Services Reunited Corp. Reports Second Quarter 2025 Financial Results

●	Revenue for the quarter ended June 30, 2025, is $327.4 million, growing 8.0% sequentially
●	Net income for the quarter ended June 30, 2025, is $15.2 million, improving 46.3% on a sequential quarter basis
●	Adjusted EBITDA (a non-GAAP measure)* for the quarter ended June 30, 2025, is $70.6 million, increasing 13.0% sequentially
●	Diluted Earnings per Share (EPS) for the quarter ended June 30, 2025, is $0.16
●	Operating cash flow for the six months ended June 30, 2025, is $119.0 million, improving 6.0% year-over-year
●	Free cash flow (a non-GAAP measure)* for the six months ended June 30, 2025, is $59.1 million

HOUSTON, August 20, 2025 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported its financial results as of and for the three months ended June 30, 2025. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	June 30, 2025	March 31, 2025	June 30, 2024	Sequential	Year- over- year

Revenue	$327,368	$303,102	$324,969	8.0%	0.7%
Net income	15,201	10,391	18,873	46.3%	(19.5)%
Adjusted net income (non-GAAP)*	20,130	12,963	27,356	55.3%	(26.4)%
Adjusted EBITDA (non-GAAP)*	70,559	62,463	78,655	13.0%	(10.3)%
Diluted EPS	0.16	0.11	0.20	45.5%	(20.0)%
Adjusted Diluted EPS (non-GAAP)*	0.21	0.14	0.29	50.0%	(27.6)%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures. The Condensed Consolidated Balance Sheets, Condensed Consolidated Interim Statements of Operations, and Condensed Consolidated Interim Statements of Cash Flows are derived from the unaudited condensed consolidated interim financial statements present in our Period Report on Form 6-K as of and for the three- and six-month periods ended June 30, 2025.

Stefan Angeli, Chief Financial Officer, commented, “notwithstanding global headwinds including OPEC+ supply releases, fully supplied oil markets, ongoing tariff and trade negotiations, and geopolitical conflicts, NESR achieved revenue growth driven by an increasingly diversified country and technology mix.

Second quarter 2025 revenue totaled $327.4 million, an increase of 8.0% over first quarter 2025 and just under 1.0% higher than the second quarter of 2024. Adjusted EBITDA was $70.6 million, representing a margin of 21.6%, an improvement of 95 basis points from the prior quarter. Cash flow from operations reached $98.5 million for second quarter of 2025, reflecting exceptional working capital performance across all lines. This strong operational execution drove free cash flow of $68.7 million for the quarter.

Building on the continued strength of our recent financial results, we are pleased to report that our Net Debt to trailing twelve-month Adjusted EBITDA ratio further declined to 0.74 as of June 30, 2025, an all-time low for the Company. Return on Capital Employed (ROCE) on a trailing twelve-month basis was approximately 11%. Operational performance across the region remained strong during the quarter, underpinned by enhanced processes, streamlined procedures, and strengthened internal controls. These back-office improvements have played a critical role in sustaining and accelerating our financial performance.

We are also pleased to announce that NESR has successfully remediated the outstanding material weakness identified in our 2024 Annual Report on Form 20-F, and as of June 30, 2025, we concluded that our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended) were effective. With this remediation, the Company has now completed all undertakings required under its August 2024 settlement with the U.S. Securities and Exchange Commission (“SEC”).”

Sherif Foda, Chairman and Chief Executive Officer, commented, “We are extremely proud of our team across the entire region for executing flawlessly in the field and delivering stellar performance for our customers. Our momentum and contract winning streak fortify our leadership in the largest Production Services service lines and position us for accretive growth in Drilling & Evaluation across our key anchor countries. We’ve leaned into our countercyclical investment strategy and believe that we will continue to outpace the broader market with steady growth for years to come. We have many exciting technologies and frontier initiatives on the horizon and are extremely excited about the future of the Company, underpinned by the trust we’ve built with our customers.”

Net Income and Adjusted Net Income Results

The Company had net income for the quarter ended June 30, 2025, totaling $15.2 million, an increase of $4.8 million sequentially. This improvement was primarily driven by fall through on incremental revenue generated by existing equipment and personnel as well as cost control measures implemented during the second quarter of 2025. Adjusted net income for the quarter ended June 30, 2025, was $20.1 million, which includes adjustments totaling $4.9 million (“Total Charges and Credits”), mainly related to costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, restructuring projects, and other write-offs and provisions. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.16 of diluted EPS for the quarter ended June 30, 2025. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the quarter ended June 30, 2025, is $0.21.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $70.6 million during the quarter ended June 30, 2025, improving 13.0% sequentially. Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization). The Company posted the following results for the periods presented:

	Quarter ended	Quarter ended	Quarter ended
(in thousands)	June 30, 2025	March 31, 2025	June 30, 2024
Revenue	$327,368	$303,102	$324,969
Adjusted EBITDA	$70,559	$62,463	$78,655

Balance Sheet

Cash and cash equivalents are $131.8 million as of June 30, 2025, compared to $108.0 million as of December 31, 2024.

Free cash flow, a non-GAAP measure, for the six months ended June 30, 2025, was $59.1 million, compared to $59.6 million for the same period in 2024. The slight decrease was primarily attributable to higher accounts receivable levels, largely offset by increased efficiency in the cash management of accounts payable. A reconciliation of the applicable GAAP measures to free cash flow is presented in Table 3, titled “Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow.”

Total debt as of June 30, 2025, was $354.8 million, of which $131.9 million was classified as short-term, compared to $382.8 million and $128.5 million, respectively, as of December 31, 2024. Net Debt, a non-GAAP measure defined as the sum of current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents, totaled $223.0 million as of June 30, 2025, compared to $274.9 million at December 31, 2024. The decrease in Net Debt reflects scheduled long-term debt repayments made during 2025. A reconciliation of the applicable GAAP measures to Net Debt is presented in Table 4, titled “Reconciliation to Net Debt.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Conference Call

A conference call is scheduled for 8:00 AM ET on August 20, 2025, to discuss the financial results. Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0890 or the international line at 1-201-389-0918, approximately 10 minutes prior to the start of the call.

A live, listen-only earnings webcast will also be broadcast simultaneously under the “Investors” section of the Company’s website at www.nesr.com. Following the end of the conference call, a replay will be available after the event under the “Investors” section of the Company’s website.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: catastrophic events, the level of capital spending by our customers, political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers, our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us, operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance, our ability to successfully integrate acquisitions, competition, including for capital and technological advances, and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company as of and for the three- and six-month periods ended June 30, 2025, included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its subsequent Periodic Reports on Form 6-K may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	$131,802	107,956
Accounts receivable, net	191,047	137,265
Unbilled revenue	114,635	111,734
Service inventories	98,892	96,772
Prepaid assets	16,960	10,146
Retention withholdings	15,910	31,072
Other receivables	45,206	38,476
Other current assets	5,469	7,095
Total current assets	619,921	540,516
Non-current assets
Property, plant and equipment, net	423,856	438,146
Intangible assets, net	56,391	65,696
Goodwill	645,095	645,095
Operating lease right-of-use assets	23,682	26,042
Other assets	58,145	58,183
Total assets	$1,827,090	$1,773,678

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	352,617	305,308
Current installments of long-term debt	65,912	68,735
Short-term borrowings	65,997	59,720
Income taxes payable	-	7,728
Other taxes payable	31,166	27,482
Operating lease liabilities	4,850	5,449
Other current liabilities	37,558	29,090
Total current liabilities	558,100	503,512

Long-term debt	222,916	254,387
Deferred tax liabilities	5,337	5,632
Employee benefit liabilities	33,989	31,806
Non-current operating lease liabilities	19,839	20,843
Other liabilities	50,005	49,266
Total liabilities	890,186	865,446

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2025, and December 31, 2024, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 96,452,967 and 96,045,856 shares issued and outstanding at June 30, 2025, and December 31, 2024, respectively	897,373	894,293
Retained earnings	39,462	13,870
Accumulated other comprehensive income	69	69
Total equity	936,904	908,232
Total liabilities and equity	$1,827,090	$1,773,678

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the three-month period ended		For the six-month period ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Revenues	$327,368	$324,969	$630,470	$621,817
Cost of services	(283,484)	(271,830)	(549,131)	(525,736)
Gross profit	43,884	53,139	81,339	96,081
Selling, general and administrative expenses (excluding Amortization)	(12,099)	(14,329)	(23,920)	(28,020)
Amortization	(4,694)	(4,694)	(9,387)	(9,387)
Operating income	27,091	34,116	48,032	58,674
Interest expense, net	(8,562)	(9,439)	(16,846)	(20,043)
Other income, net	940	184	1,999	805
Income before income tax	19,469	24,861	33,185	39,436
Income tax expense	(4,268)	(5,988)	(7,593)	(10,581)
Net income	$15,201	$18,873	$25,592	$28,855

Weighted average shares outstanding:
Basic	96,428,791	95,437,068	96,284,786	95,250,744
Diluted	97,639,507	95,525,679	97,152,215	95,484,020

Earnings per share:
Basic	$0.16	$0.20	$0.27	$0.30
Diluted	$0.16	$0.20	$0.26	$0.30

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the six-month period ended
	June 30, 2025	June 30, 2024

Cash flows from operating activities:
Net income	$25,592	$28,855
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,912	68,819
Share-based compensation expense	3,578	2,026
Loss / (Gain) on disposal of assets	(886)	1,389
Non-cash interest (income) expense	531	(2,088)
Deferred tax expense	(431)	1,196
Allowance for (reversal of) doubtful receivables	(782)	4,323
Charges on obsolete service inventories	920	1,648
Impairments and other charges	1492	-
Other operating activities, net	354	(59)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(53,001)	10,694
(Increase) decrease in unbilled revenue	(2,901)	(49,019)
(Increase) decrease in retention withholdings	15,162	17,906
(Increase) decrease in inventories	(3,040)	621
(Increase) decrease in prepaid expenses	(6,815)	(7,631)
(Increase) decrease in other current assets	(5,102)	10,172
Change in other long-term assets and liabilities	2,764	(2,858)
Increase (decrease) in accounts payable and accrued expenses	64,509	43,218
Increase (decrease) in other current liabilities	5,115	(16,931)
Net cash provided by operating activities	118,971	112,281

Cash flows from investing activities:
Capital expenditures	(59,867)	(52,698)
IPM investments	-	-
Proceeds from disposal of assets	1,438	156
Other investing activities	(4,000)	(4,165)
Net cash used in investing activities	(62,429)	(56,707)

Cash flows from financing activities:
Proceeds from long-term debt	-	4,063
Repayments of long-term debt	(35,073)	(35,872)
Proceeds from short-term borrowings	53,464	24,276
Repayments of short-term borrowings	(47,031)	(38,513)
Payments on capital leases	(1,427)	(507)
Payments on seller-provided financing for capital expenditures	(1,203)	(1,682)
Other financing activities, net	(1,426)	(163)
Net cash used in financing activities	(32,696)	(48,398)

Effect of exchange rate changes on cash	-	-
Net increase in cash	23,846	7,176
Cash and cash equivalents, beginning of period	107,956	67,821
Cash and cash equivalents, end of period	$131,802	$74,997

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to net income and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt. The Company also discusses Free Cash Flow reconciled to Operating Cash Flow.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended June 30, 2025			Quarter ended March 31, 2025		Quarter ended June 30, 2024
	Net Income	Diluted EPS		Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$15,201	$0.16		$10,391	$0.11	$18,873	$0.20
Add Charges and Credits:
Costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation	884	0.01		1,488	0.02	5,332	0.06
Impairments	374	-		1,118	0.01	-	-
Current expected credit loss (releases) provisions	419	-		(227)	-	2,720	0.03
Litigation (releases) provisions	724	0.01		(837)	(0.01)	-	-
Restructuring projects	1,389	0.01		-	-	-	-
Other write-offs (recoveries) and provisions (release of provisions)	1,139	0.01		1,030	0.01	431	-
Total Charges and Credits(1)	4,929	0.05	(2)	2,572	0.03	8,483	0.09
Total Adjusted Net Income	$20,130	$0.21		$12,963	$0.14	$27,356	$0.29

(1)	In the quarter ended June 30, 2025, Total Charges and Credits included $0.9 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $0.4 million of impairments, $0.4 million of current expected credit loss (releases) provisions, $0.7 million of litigation (releases) provisions, $1.4 million of restructuring projects, and $1.1 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended March 31, 2025, Total Charges and Credits included $1.5 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $1.1 million of impairments, $(0.2) million of current expected credit loss (releases) provisions, $(0.8) million of litigation (releases) provisions, and $1.0 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended June 30, 2024, Total Charges and Credits included $5.3 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $2.7 million of current expected credit loss (releases) provisions, and $0.4 million of other write-offs (recoveries) and provisions (release of provisions).
(2)	Does not add due to rounding.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended June 30, 2025	Quarter ended March 31, 2025	Quarter ended June 30, 2024

Net Income	$15,201	$10,391	$18,873
Add:
Income Taxes	4,268	3,325	5,988
Interest Expense, net	8,562	8,284	9,439
Depreciation and Amortization	37,599	37,891	35,872
Total Charges and Credits impacting Adjusted EBITDA (2)	4,929	2,572	8,483
Total Adjusted EBITDA	$70,559	$62,463	$78,655

(2)	Total Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Total Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Six months ended June 30, 2025	Six months ended June 30, 2024

Net cash provided by operating activities	$118,971	$112,281
Less:
Capital expenditures	(59,867)	(52,698)
Free cash flow	$59,104	$59,583

Table 4 - Reconciliation to Net Debt

	As of June 30, 2025	As of December 31, 2024	As of June 30, 2024

Current installments of long-term debt	$65,912	$68,735	$70,945
Short-term borrowings	65,997	59,720	34,797
Long-term debt	222,916	254,387	301,331
Less:
Cash and cash equivalents	(131,802)	(107,956)	(74,997)
Net Debt	$223,023	$274,886	$332,076

For inquiries regarding NESR, please contact:

Blake Gendron or Stefan Angeli

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com